Mail Stop 3561

January 25, 2008

Peter Derycz, Chief Executive Officer
Derycz Scientific, Inc.
10990 Wilshire Blvd., Suite 1410
Los Angeles, California 90024

> **Re: Derycz Scientific, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 28, 2007**
> **File No. 333-148392**

Dear Mr. Derycz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note that the approximate date of your proposed sale will be from "[t]ime to time after the effective date of this registration statement." Since it appears that you intend to conduct a continuous offering, as opposed to a delayed offering, please revise to clarify, if true, that the date of the proposed sale will be as soon as practicable after the effective date of the registration statement.

Prospectus Summary, page 1

2. Please revise the first two sentences in your headnote to indicate the summary highlights the material aspects of the offering.

Overview, page 1

3. Please eliminate jargon in your disclosure and explain terms such as "a full life cycle of content re-purposing solutions." Also avoid subjective characterizations or statements that are inappropriate for a business in its early stage of development, such as "Derycz serves as a "one-stop" liaison between content producers…and content users."

4. Please provide independent support, appropriately marked and dated, for the trends you describe in the second paragraph. Also provide support for the data you refer to from The Kaufman Wills Group and for the fragmentation you describe within the publishing industry.

5. You state that you have "established all of the necessary components to facilitate sales and purchases of published materials to satisfy the demand for the end-products you refer to as well as many others." Please describe these components, identify the end-products and explain how these components facilitate sales and purchases of published materials to satisfy the demand for these products.

Growth Strategy, page 1

6. You state that your goal is to become the leading provider of repurposed content in the United States and Europe. This statement is inappropriate for a business in your early stage of development. Please delete or tell us why you believe it is appropriate to retain it.

7. You state that you intend to expand your sales though leveraging your position in the industry with the introduction of new products that will make your service and products become even more seamless and add more value. Your position in the industry is unclear and this statement is "puffing" in nature. Please delete or explain in greater detail what your "new products" are and how they will add value.

8. You also state you intend to make strategic acquisitions within the content re-use, niche publishing and content aggregation sectors, both in the United States and abroad. Please explain whether you have identified any potential targets, how and when you will accomplish the acquisitions, what funds you will use and whether you have taken any steps in this regard. If you have not yet begun this process, please state this.

Risk Factors, page 3

9. Some of your risk factor captions and text merely state facts rather than clearly

and concisely describing the risk. See, for example:

- "We Are An Early Stage Company With A Limited Operating History."
- "We Are Dependent On Two Large Customers."
- "We May Not Be Able To Attract And Retain Technical Personnel, Sales And Marketing Personnel And Other Skilled Management."
- "We May Not Be Able To Acquire Other Companies On Satisfactory Terms Or At All."
- "A Market May Never Develop For Our Stock."
- "We Will Incur Increased Costs and Compliance Risks as a Result of Becoming a Public Company."

These are only a few examples. Please generally review your risk factor section to ensure you describe the risks in terms specific to your business, avoiding generic risks that could apply to any business.

10. We note that you have duplicated some of your risk factors, either entirely or in part. See, for example, "We Do Not Expect To Pay Dividends For The Foreseeable Future, And We May Never Pay Dividends" on page 7 and "We Do Not Anticipate Paying Any Cash Dividends In The Foreseeable Future, Which May Reduce Your Return On An Investment In Our Common Stock" on page 9. See also the risk factor captioned "Upon Effectiveness Of The Registration Statement, We Will Operate As A Public Company Subject To Evolving Corporate Governance And Public Disclosure Regulations That May Result In Additional Expenses And Continuing Uncertainty Regarding The Application Of Such Regulations" on page 7 which may be combined with the risk factor captioned "We Will Incur Increased Costs And Compliance Risks As A Result Of Becoming A Public Company" on page 8. Please generally review your risk factor section to remove duplicative disclosure.

11. Please eliminate language that mitigates the relevant risk. For example:

- "While we intend to offer additional content" in the third risk factor on page 4.
- "There are currently no major obstacles…" in the penultimate risk factor on page 4.
- "Although it is our intention to seek sponsorship from a market maker for quotation of our securities on the OTC Bulletin Board or other electronic market or exchange" in the first risk factor on page 7.
- "…although presently considered reasonable…" in the second risk factor on page 7.
- "We are currently preparing for compliance with Section 404" in the first risk factor on page 8.

- "We plan to obtain additional financial and accounting resources to support and enhance our ability to meet the requirements of being a public company" in the penultimate risk factor on page 8.

12. Some of your risk factors do not fully develop the risk you are trying to disclose. Please ensure that you explain specifically why each risk factor constitutes a risk of which investors should be aware. If you are unable to describe why any facts disclosed in this section constitute a risk, please delete the risk factor. For example, your risk factor "We are a new company and face potential competition from larger companies with greater access to capital" simply states a fact about your company and does not articulate a risk.

Cautionary Language Regarding Forward-Looking Statements and Industry Data, page 10

13. Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer or a non-reporting company. See Sections 21E(b)(1)(C) and 21E(b)(2)(D) of the Securities Exchange Act of 1934. Please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

Selling Security Holders, page 11

14. We note that you have indicated those Selling Security Holders that are broker-dealers or associates of broker-dealers. Please note that selling stockholders who are broker-dealers must be identified as underwriters in the prospectus. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters. We note your disclosure on page 14, however, it does not appear that the disclosure covers all of the disclosure points we raise in this comment. Please revise the Plan of Distribution section accordingly.

Business Experience Descriptions, page 15

15. Please revise your business descriptions to provide more succinctly the information required by Item 401 of Regulation S-B and eliminate vague or self-serving references. For example, see "Mr. Derycz built Infotrieve (the "Amazon of Scientific Articles") into a $30 million business focused primarily on re-sales of scholarly published articles, serving the research and development departments

of Fortune 500 companies. Mr. Derycz successfully acquired and integrated 5 content related companies while at Infotrieve." See also "Scott Ahlberg has many years of experience in content and startup businesses. Mr. Ahlberg started with Dynamic Information (EbscoDoc) in the 1980s, then went on to lead Sales and Marketing at Infotrieve, Inc. during many years of rapid growth in the 1990s. He was instrumental in attaining Infotrieve's two rounds of venture capital funding. In 2001 Mr Ahlberg shifted his focus to M&A integration, successfully integrating two competitor operations into Infotrieve's core business."

Description of Securities, page 17

General

16. The disclaimer as to completeness in the second paragraph is inappropriate. Please delete.

Organization Within Last Five Years, page 18

17. Please revise this section to clearly indicate whether each of the transactions was at arms length and the basis used to determine the exchange rates.

Description of Business, page 19

18. In an appropriate place in this discussion, elaborate upon your dependence upon the two customers you refer to in your risk factor disclosure. Also, please explain generally how you obtain new customers. See Item 101(b)(6) of Regulation S-B.

19. In an appropriate place in this discussion, please explain how you determine what you charge for the materials you sell and whether or not you engage in a fixed pricing structure.

20. Explain how you ensure that the material you resell is "copyright compliant."

Growth Strategy, page 20

21. Please revise this discussion to elaborate upon how you intend to effectuate the strategies you discuss here. Specifically, explain how you intend to achieve an "aggressive roll-out of products and services." Elaborate upon your "targeted selling and marketing campaigns…" Explain how you have undertaken an "aggresive publisher partner campaign."

22. Your disclosure does not does not provide meaningful disclosure about what it is you do and how you do it. See Item 101 of Regulation S-B. As examples, please consider the following:

- You state you have developed basic services for reprints, ePrints and article distribution systems and are currently selling these services in the marketplace and providing basic services to dozens of pharmaceutical, biotechnical, healthcare, legal and other companies who are reliant on research and development. What companies do you currently service and what are the terms of the arrangements you have with them?
- What services do you provide and how do the services you currently provide differ from those you describe here that you intend to provide in the future? In this regard, we refer you to your risk factor disclosure on page 4, which explains how you obtain your content. Consider including and elaborating upon that disclosure here.
- You state that you have received positive feedback from the marketplace and plans to expand your offerings [in this area] through order automation systems which you are currently building. Describe the positive feedback you have received and your progress in building an order automation system.
- How have you begun to help publishers grow and manage their reprints revenue stream on an outsourced basis?
- How are you currently designing and building the systems to enable Centralized Article Archives and collaborating with various healthcare product managers in this effort?
- What niche publications do you plan to acquire?
- What are "supply-side partnerships" and how are you actively seeking them?

  The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. Please describe in reasonable detail the products and services you presently provide, how you provide them, what employees you have, etc. Clearly specify what steps you have taken to date in the operation of your business, what steps you need to take to advance your business, and what is required to make those advancements. Include all key details relevant to an understanding of your business. We may have further comment based upon your revisions.

The Industry/Growth Strategy, page 20

23. The reference to your potential total market size of $40 billion worldwide is inappropriate for a company at your early stage of development. Please delete. Similarly inappropriate are your statements that you will seek to become a market leader in various categories you describe and your allusion to international expansion. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

24. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, please disclose the extent to which increases in revenues are attributable to the addition of new customers or to increases in orders from existing customers. Refer to Item 303(b) of Regulation S-B.

Liquidity and Capital Resources, page 26

25. Please revise to discuss your financing activities in more detail. In doing so, please ensure you discuss each common stock issuance, including the stock subscriptions and proceeds received.

26. Please discuss in further detail your ongoing capital requirements to continue existing operations and those required to expand.

Certain Relationships and Related Transactions, page 28

27. Please quantify the "significant equity stake" in the company held by each of Bristol Capital Advisors, LLC and Bristol Investment Fund, Ltd.

28. Please indicate whether the terms of these transactions are comparable to terms of transactions with unaffiliated parties.

Executive Compensation, page 29

29. Please quantify the additional bonus amounts described in the employment agreements of your officers, as applicable.

Financial Statements

30. We note your disclosure on page 19 that you are a development stage company; however, your financial statements are not presented in accordance with SFAS No. 7. Please provide us with your evaluation as to whether you are a development stage enterprise, as contemplated in SFAS No. 7. If so, please present the additional disclosures required by paragraphs 11 and 12 of SFAS No. 7. If not, please revise your disclosures throughout the filing as necessary to clarify the stage of your operations.

Consolidated Statement of Stockholders' Equity, page F-5

31. Please explain to us in detail the capital structure of Reprints Desk, Inc. (operating company) and Derycz Scientific, Inc. (shell company) both before and after the November 2, 2006 recapitalization, including the number of shares retained by the shell company in the recapitalization. In this regard, please explain to us why your statement of stockholders' equity does not reflect a line item for the shares issued in connection with the recapitalization, which should equal the number of shares retained by the shell company in the recapitalization, i.e., the number of shares deemed to be issued by the operating company to the shell company for accounting purposes. Furthermore, with respect to the 2006 issuance of common stock for cash, explain why you did not adjust the number of shares to reflect the exchange ratio in the recapitalization. Finally, explain to us why the presentation of the line item "Exchange of common stock for Reprints common stock" is appropriate.

Consolidated Statement of Cash Flows, page F-6

32. As it appears you acquired customer lists through a non-cash transaction, please explain to us why you reflect the recognition of the "Payable on customer lists" as a financing cash inflow. Similarly, explain to us why you reflect the recognition of your "Capital lease obligation" as a financing cash inflow.

Notes to Consolidated Financial Statements, page F-7

33. With respect to your intangible assets, please disclose the aggregate amortization expense for the period and the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraph 45.a of SFAS No. 142.

Note 2 – Summary of significant accounting policies, page F-8

Note 2(d) Shipping costs, page F-8

34. Please clarify how you classify shipping and handling costs charged to you by publishers in your statements of operations and explain to us how your policy is consistent with the guidance in EITF 00-10. Furthermore, to the extent shipping and handling costs are significant and are not included in cost of sales; please disclose the amount(s) of such costs and the line item(s) on the statements of operations that include them.

Note 3 - Acquisition of Pools Press, Inc., page F-13

35. Please explain to us why it is appropriate to value minority interest related to the acquisition of Pools Press, Inc. at fair value as opposed to book value.

36. Please revise your disclosure on page F-15 to eliminate reference to pro forma operating results for the three months ended September 30, 2007, which are not presented.

37. Since you recognized goodwill in connection with the acquisition of Pools Press, Inc. in February 2007, please explain to us why you will not perform an annual impairment test until June 2008. Refer to paragraph 26 of SFAS No. 142.

Note 5 – Leases, page F-16

38. Please disclose how you account for the scheduled rent increases present in your operating lease. If, as we assume, the payments are recognized on a straight-line basis over the lease term, please disclose as such. If not, please tell us how your accounting complies with paragraph 15 of SFAS No. 13 and Question 1 of FTB 88-1.

Recent Sales of Unregistered Securities, page II-2

39. Please confirm that November 16, 2006 is the date you issued 8,000,003 shares of common stock to the six stockholders of Reprints Desk, rather than November 2, 2006. See pages 18 and 22.

40. Please confirm that on November 30, 2007 you issued 50,000, rather than the full 90,000 shares to a company as payment for a customer list. Please identify the company.

Undertakings, page II-4

41. Because you do not appear to be relying on Rule 430A of the Securities Act in conducting this offering, please remove the undertaking contained in Item 512(f) of Regulation S-B.

42. Please include the undertaking required by Item 512(g)(2) of Regulation S-B.

Exhibit Index

43. Please file the form of the subscription or purchase agreement that was used in the private placement conducted in December, 2006.

44. Please file the written consent of the qualified appraisal firm you reference on page F-13 as an exhibit to the registration statement. Alternatively, you may remove the reference. Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-B.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Sarah Goldberg, Accounting Branch Chief, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Addison Adams, Esq.
        Richardson & Patel LLP
        Facsimile No. (310) 208-1154